ace usa

(ACE American Insurance Company)

BOND FORM

This Bond is issued by the stock Insurance company listed above (herein "Insurer").

DECLARATIONS

Bond No.	DOX G21661612 001	
Item 1.	Insured Company: Principal Address:	FMR Corp. (All Fidelity Funds) 82 Devonshire St Mailstop V11D Boston, MA 02109
Item 2.	Coverage Provided:	Excess Mutual Fund Concentric Bond Program
Item 3.	Followed Bond: Insurer: Bond Number:	 American International Specialty Lines Insurance Company 006726940
Item 4.	Bond Period From 12:01 A.M. 07/01/2006 To 12:01 A.M. 07/01/2007 (Local time at the address shown in Item 1.)	
Item 5.	Aggregate Limit of Liability: $15,000,000 for all Loss paid on behalf of all Insureds arising from all Claims in the Bond Period.	
Item 6.	Premium: $82,189	
Item 7.	Notice to Insurer:	Director of Claims ACE USA - Professional Risk 140 Broadway, 40th Floor New York, New York 10005
	All other notices	Chief Underwriting Officer ACE USA - Professional Risk 140 Broadway, 41st Floor New York, New York 10005

Item 8. Schedule of Underlying Bonds:

Insurer	Bond Number	Limits	Bond Period
Primary Bond:			
American International Specialty Lines Insurance Company	006726940	$25,000,000	07/01/06 – 07/01/07
Excess Bonds:			
N/A			

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE BOND FORM ATTACHED HERETO, CONSTITUTE THE BOND.

Date: 8/25/06
MO/DAY/YR.

JOHN J. LUPICA, President
Authorized Representative

EXCESS BOND POLICY

I. INSURING CLAUSE

In consideration of the payment of the premium and in reliance upon all statements made in the application including the information furnished in connection therewith, and subject to all terms, definitions, conditions, exclusions and limitations of this Bond, the Insurer agrees to provide Bond coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Bond, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after the insurers of the Underlying Policies shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the deductible, if any, applicable to the primary Underlying Bond. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this Bond with respect to all Loss on account of all Claims in the Bond Period irrespective of the time of payment by the Insurer.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurers of the Underlying Policies paying, in the applicable legal currency, Loss otherwise covered hereunder, then this Bond shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary Bond; provided always that in the latter event this Bond shall only pay excess of the deductible applicable to the exhausted primary Underlying Bond, which deductible shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Bond.

C. Notwithstanding any of the terms of this Bond which might be construed otherwise, this Bond shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer.

III. DEFINITIONS

A. The terms "Claim" and "Loss" have the same meanings in this Bond as are attributed to them in the Followed Bond. The terms "Insurer", "Followed Bond", "Underlying Policies", "Bond Period" and "Aggregate Limit of Liability" have the meanings attributed to them in the Declarations.

B. The term "Insureds" means those individuals and entities insured by the Followed Bond.

C. The term "Bond Period" means the period set forth in Item 4 of the Declarations, subject to prior termination.

D. The term "Underlying Limit" means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the deductible, if any, applicable to the primary Underlying Bond.

IV. UNDERLYING BOND

A. This Bond is subject to the same representations as are contained in the Application for any Underlying Bond and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the Bond period and except as otherwise provided herein) as are contained in or as may be added to the Followed Bond and, to the extent coverage is further limited or restricted thereby, to any other Underlying Policies. In no event shall this Bond grant broader coverage than would be provided by any of the Underlying Policies.

B. It is a condition of this Bond that the Underlying Policies shall be maintained in full effect with solvent insurers during the Bond Period except for any reduction or exhaustion of the aggregate limits contained therein by reason of Loss paid thereunder (as provided for in Section II (B) above). If the Underlying Policies are not so maintained, the Insurer shall not be liable under this Bond to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Bond Period the terms, definitions, conditions, exclusions or limitations of the Followed Bond are changed in any manner, the Insureds shall as a condition precedent to coverage under this Bond give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This Bond shall become subject to any such changes upon the effective date of the changes in the Followed Bond, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

D. As a condition precedent to coverage under this Bond, the Insureds shall give to the Insurer as soon as practicable written notice and the full particulars of (i) the exhaustion of the aggregate limit of liability of any Underlying Bond, (ii) any Underlying Bond not being maintained in full effect during the Bond Period, or (iii) an insurer of any Underlying Bond becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

V. GENERAL CONDITIONS

A. Application of Recoveries: All recoveries or payments recovered or received subsequent to a Loss settlement under this Bond shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Insureds and the Insurer, provided always that the foregoing shall not affect the time when Loss under this Bond shall be payable.

B. Notice: All notices under this Bond shall be given as provided in the Followed Bond and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Cooperation: The Insureds shall give the Insurer such information and cooperation as it may reasonably require.

D. Claim Participation: The Insurer shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

E. Changes and Assignment: Notice to or knowledge possessed by any person shall not effect waiver or change in any part of this Bond or estop the Insurer from asserting any right under the terms of this Bond. The terms, definitions, conditions, exclusions and limitations of this Bond shall not be waived or changed, and no assignment of any interest under this Bond shall bind the Insurer, except as provided by endorsement issued to form a part hereof, signed by the Insurer or its authorized representative.

F. Headings: The descriptions in the headings and sub-headings of this Bond are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

SIGNATURES

Named Insured **FMR Corp. (All Fidelity Funds)**			Endorsement Number **1**
Policy Symbol **DOX**	Policy Number **G21661612 001**	Policy Period **07/01/2006 to 07/01/2007**	Effective Date of Endorsement **07/01/2006**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD FIRE AND MARINE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE INDEMNITY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE AMERICAN INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE PROPERTY AND CASUALTY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

PACIFIC EMPLOYERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE FIRE UNDERWRITERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

George D Mulligan

GEORGE D. MULLIGAN, Secretary

JOHN J. LUPICA, President

WESTCHESTER FIRE INSURANCE COMPANY
1325 Avenue of the Americas, 19th Floor, New York, NY 10019

George D Mulligan

GEORGE D. MULLIGAN, Secretary

Dennis A. Crosby Jr.

DENNIS A. CROSBY, JR., President

JOHN J. LUPICA, President

Authorized Agent

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **FMR Corp. (All Fidelity Funds)**			Endorsement Number **2**
Policy Symbol **DOX**	Policy Number **G21661612 001**	Policy Period **07/01/2006 to 07/01/2007**	Effective Date of Endorsement **07/01/2006**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Excess Endorsement

In consideration of the premium paid, Section IV, Underlying Insurance, subsection C is amended by adding the following:

If the terms, definitions, conditions, exclusion or limitations of the Followed Policy are changed in any manner during the Policy Period of this policy, or differ in any respect from the binders for such Followed Policy:

1. It is a condition precedent to coverage under this policy that the Insureds give to the Insurer written notice as soon as practicable of the full particulars thereof. If such written notice is not provided, such changes shall not apply to this Policy. If such written notice is provided,
2. Such changes shall apply to this policy upon the effective date of the changes to the Followed Policy only if the Insureds pay any reasonable additional premium required by the Insurer.

All other terms and conditions remain unchanged.

JOHN J. LUPICA, President

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **FMR Corp. (All Fidelity Funds)**			Endorsement Number 3
Policy Symbol **DOX**	Policy Number **G21661612 001**	Policy Period **07/01/2006 to 07/01/2007**	Effective Date of Endorsement **07/01/2006**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Prior Notice Exclusion

It is hereby understood that the Insurer shall not be liable for Loss on account of any Claim made against any Insured based upon, arising out of, or attributable to (a) any Wrongful Act, fact, circumstance or situation which has been the subject of any written notice given under any other policy of which this Policy is a renewal or replacement;, or (b) any other Wrongful Act whenever occurring which, together with a Wrongful Act which has been the subject of such notice, would constitute Interrelated Wrongful Acts;

All other terms and conditions remain unchanged.

JOHN J. LUPICA, President

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **FMR Corp. (All Fidelity Funds)**			Endorsement Number **4**
Policy Symbol **DOX**	Policy Number **G21661612 001**	Policy Period **07/01/2006 to 07/01/2007**	Effective Date of Endorsement **07/01/2006**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Absolute Tie In of Limits Endorsement

It is agreed that Section II, Limits of Liability, is amended by adding the following subsection:

- Notwithstanding any of the terms of this Policy which might be construed otherwise, the maximum aggregate liability of the Insurer and any of its affiliates under this Policy and all other policies listed below, or any direct or indirect renewal or replacement thereof ("Other Policies"), combined, shall be $15,000,000. This is a sublimit which further limits and does not increase the Insurer's Limit of Liability otherwise set forth under this Policy or the Other Policies.

Other Policies:

Insurance Company	Named Insured	Policy Number
Illinois Union Insurance Company	FMR Corp.	EON G21661946 004
ACE American Insurance Company	FMR Corp. (All Fidelity Funds)	DOX G21661909 004

All other terms and conditions of this Policy remain unchanged.

JOHN J. LUPICA, President

Authorized Representative

ace usa

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Policy Number: FB0604541

COPY

Lloyd's Policy

We, Underwriting Members of the syndicates whose definitive numbers and proportions are shown in the Table attached hereto (hereinafter referred to as 'the Underwriters'), hereby agree, in consideration of the payment to Us by or on behalf of the Assured of the premium specified in the Schedule, to insure against loss, including but not limited to associated expenses specified herein, if any, to the extent and in the manner provided in this Policy.

The Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, and therefore each of the Underwriters (and his Executors and Administrators) shall be liable only for his own share of his syndicate's proportion of any such loss and of any such expenses. The identity of each of the Underwriters and the amount of his share may be ascertained by the Assured or the Assured's representative on application to Lloyd's Policy Signing Office, quoting the Lloyd's Policy Signing Office number and date shown in the Table.

If the Assured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claim hereunder shall be forfeited.

In Witness whereof the General Manager of Lloyd's Policy Signing Office has signed this Policy on behalf of each of Us.

R.C. Tomsen

LLOYD'S POLICY SIGNING OFFICE EMBOSSMENT APPEARS HERE ON ORIGINAL DOCUMENT

LLOYDS' POLICY SIGNING OFFICE
General Manager

J(A) NMA 2421 (3/1/95) Form approved by Lloyd's Underwriters' Non-Marine Association Limited

Attaching to and forming part of Policy No B0823FB0604541:

Aon Professional Risks Lines Clause

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 100%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of 100% of the amount(s) of insurance stated herein.

823AON00348

LPSO P.J.

Policy Number: FB0604541

Schedule

Type	Excess Funds Programme
Interest	Financial Institutions Bond coverage only as further described in the underlying Primary policy issued by AISLIC.
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street Mailstop VIID Boston Massachusetts 02109 United States of America
Policy Period	From: 1 July 2006 To: 1 July 2007 both days at 12:01am Local Standard Time at the Principal Address of the Insured
Policy Limits	USD 10,000,000 any one loss/claim and in the aggregate for the period Excess of: USD 40,000,000 any one loss/claim and in the aggregate for the period Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary AISLIC Policy 00672940
Conditions	1. Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company 2. Territorial Restrictions: Worldwide as per underlying
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the insured and the insurers to be subject to the laws of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of the United States of America to comply with all requirements necessary to give such court jurisdiction.
Person(s) nominated to accept Service of Process	Mendes & Mount
Loss to be notified to	Aon Limited, Professional Risks, 8 Devonshire Square, London, EC2M 4PL.

LPSO P.J.

Claims Payable	USD
Supplemental Clauses	U.S. Terrorism Risk Insurance Act of 2002 As Amended New & Renewal Business Endorsement (APR/FI amended version) - LMA5052 (amended)
	War And Terrorism Exclusion - NMA2918
	Premium Payment Warranty - 60 days
	Special Cancellation Clause
	Claims Notification Clause
	Toxic Mould, Asbestos and Lead Exclusion
	Improper Mutual Fund Practices Exclusion
	Service of Suit (U.S.A.)
	Interlocking Clause
Premium	USD 104,500 plus USD 1,045 in respect of TRIEA
	Total: USD 105,545
Dated in London	28th July 2006

A.W.G.S. EXCESS WORDING
(COSTS INCLUSIVE)

ATTACHING to and forming part of Lloyd's Policy No: 823/FB0604541

To indemnify the Assured for

(i) loss or losses sustained by the Assured, or

(ii) claim or claims first made against the Assured,

during the period of insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy/ies limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as hereinafter specified) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

This Policy's amount of liability: USD10,000,000 any one loss/claim and in the aggregate

Underlying Policy/ies limits: USD40,000,000 which is in turn excess of original retentions as per AIG Binder number 006726940

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies shall have paid or have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies during the period of this Insurance, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the period of insurance;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. Any claim(s) made against the Assured or the discovery by the Assured of any loss(es), or any circumstances of which the Assured becomes aware during the subsistence hereof which are likely to give rise to such a claim or loss, shall, if it appears likely that such claim(s) or loss(es) plus costs and expenses incurred in the defence or settlement of such claim(s) or loss(es) may exceed the indemnity available under the Policy/ies of the Primary and Underlying Excess Insurers, be notified immediately by the Assured in writing to the Underwriters hereon.

6. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

7. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy in respect of which the Primary Insurers require an additional premium or a deductible shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

8. If the Assured shall prefer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

The following clause(s) attach to and form part of the contract.

U.S. TERRORISM RISK INSURANCE ACT OF 2002, AS AMENDED IN FORCE BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the U.S. Terrorism Risk Insurance Act of 2002 ("TRIA"), as amended by the U.S. Terrorism Risk Insurance Extension Act of 2005 ("TRIEA"), and as summarised in the Policyholder Disclosure Notice of Terrorism Insurance Coverage LMA9004.

In consideration of an additional premium of USD 1,045 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism", as defined in TRIA, as amended by TRIEA.

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this policy directly resulting from an "act of terrorism", as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2007, the date on which the TRIA Program, as amended by TRIEA, is scheduled to terminate or the expiry date of the policy, whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism". The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this insurance is subject. All other terms, conditions, insured coverage and exclusions of this insurance, including applicable limits and deductibles, remain unchanged and apply in full force and effect to the coverage provided by this insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA, as amended by TRIEA (including subsequent action of Congress pursuant to TRIA, as amended by TRIEA) due to the application of any clause which results in a cap on the Underwriter'(s)' liability for payments for terrorism losses.

LMA5052
22/12/05

LPSO
P.J.

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

LPSC P.J.

PREMIUM PAYMENT WARRANTY
(amended to 60 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

CLAIMS NOTIFICATION CLAUSE

All claims and/or circumstances notified to the underlying AISLIC policy are to be simultaneously notified to the Leading Underwriter hereon.

TOXIC MOULD, ASBESTOS AND LEAD EXCLUSION

It is understood and agreed that in respect of Professional Liability this Policy does not apply:

1. to Loss incurred in connection with any claim directly or indirectly arising out of, resulting from or in any way related to Fungi, whether or not there is another cause of loss which may have contributed concurrently or in any sequence to such loss; provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

   Fungi as utilised herein shall mean any fungus or mycota or any byproduct or type of infestation produced by such fungus or mycota, including but not limited to, mould, mildew, mycotins, spores, or any biogenic aerosols.

2. to loss incurred in connection with any claim directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of, or exposure to asbestos or materials or products containing asbestos, whether or not there is another cause of Loss which may have contributed concurrently or in any sequence to such Loss, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

3. to loss incurred in connection with any claim based upon, arising from, or in any way attributable to lead or lead contained products, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

All other terms and conditions remain unaltered.

IMPROPER MUTUAL FUND PRACTICES EXCLUSION

APPLICABLE ONLY TO ACTS COMMITTED PRIOR TO 1 JULY 2006

In consideration of the premium charged, it is hereby understood and agreed that the **Insurer** shall not make any payment for **Loss** in connection with that portion of any claim made against any Insured alleging, arising out of, based upon or attributable to any allegation(s) that any **Insured** intentionally or negligently permitted, or aided or abetted others in using, was aware of others using, or was a participant or connected in any way in the use of: 1) Late Trading; 2) Market Timing; 3) Soft-dollar Activity; or, 4) Front Running related to a mutual fund. Provided, however, that with respect to Soft Dollar Activity, this exclusion shall not apply to **Non-indemnifiable** Loss for any **Individual Insured** who is not an "interested person" as that term is defined in the Investment Company Act of 1940.

Additionally, with respect to Market Timing, Late Trading, and Front Running, this exclusion shall not apply to **Non-indemnifiable** Loss for any director or trustee who is not an "interested person" as that term is defined in the Investment Company Act of 1940, so long as that director or trustee did not **participate** in the Market Timing, Late Trading, Front Running, and or Soft Dollar Activity.

Solely for the purpose of this endorsement, "Late Trading" means: 1) any transaction involving mutual fund shares made after the determination of the mutual fund's Current Net Asset Value (as defined in Rule 2a-4 of the Investment Company Act of 1940), including but not limited to, the placement or confirmation of orders for, or the purchase or redemption of mutual fund shares, but made at a price based on the fund's previously determined Current Net Asset Value calculated that same day, in contravention of Rule 22c-1 of the Investment Company Act of 1940; or, 2) any transaction defined as late trading by any state or federal statute or regulation, or any prospectus, policy, limitation, agreement or procedure of the mutual fund.

Solely for the purpose of this endorsement, "Market Timing" means the making of short-term purchases or sales of mutual fund shares, contrary to or in violation of any mutual fund prospectus, policy, limitation, agreement or procedure, or contrary to or in violation of any state or federal statute or regulation, and the conduct associated therewith, including, but not be limited to:

(1) the waiver of redemption fees associated with Short-Term Trading contrary to the mutual fund's prospectus, policies, limitations, agreements or procedures;
(2) the failure to abide by written representations regarding the permissibility of Short-Term Trading, or written representations regarding the mutual fund's efforts to monitor or prevent Short-Term Trading;
(3) the receipt of fees or other compensation from certain investors in exchange for providing such investors with Short-Term Trading privileges not available to other investors;
(4) the failure to monitor, detect, identify or remediate Short-Term Trading.

Solely for the purpose of this endorsement, "Short-Term Trading" means the redemption of shares of a mutual fund in a time period less than that provided in a mutual fund prospectus, or the policies, limitations, agreements or procedures of a mutual fund, or at law, including without limitation any so-called "in and out" trading of mutual fund shares or any other trade of mutual fund shares designed to take advantage of inefficiencies in the method the mutual fund uses to price its shares.

Solely for the purpose of this endorsement, "Soft Dollar Activity(ies)" means paying or causing the payment by a mutual fund of brokerage commissions to a broker or dealer to compensate such broker or dealer for providing preferential treatment in the distribution of shares of such fund.

Solely for the purpose of this endorsement, "Front Running" means the trading by brokers of mutual fund shares based on information received internally, before clients of the broker have been given the information.

All other terms, conditions, and limitations remain unchanged.

LPSC
P.J.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

LPSC P.J.

INTERLOCKING CLAUSE

It is understood and agreed that this Policy No. FB0604541 and Policy No. FB0604536 and Policy No. FB0604537 and FB0604538 are subject to a combined aggregate limit of Underwriters' liability of USD10,000,000, and that erosion or exhaustion of the aggregate limit of liability applicable to either of said policies by reason of the payment of claims shall serve to erode or exhaust, as applicable, the aggregate limit of liability applicable to the other policy.

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE 61201 17/08/06 **BROKER NUMBER** 0823

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
50.00	1007	HI19506AA27V
50.00	4000	00798J06AA

TOTAL LINE	No. OF SYNDICATES
100.00	2

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2006
YEAR OF ACCOUNT

L P S O
D.K.

BUREAU USE ONLY
USL1 44 5007

The Table of Syndicates referred to on the face of this Policy follows:

SEVERAL LIABILITY NOTICE

he subscribing insurers' obligations under contracts of insurance to which they subscribe are ›veral and not joint and are limited solely to the extent of their individual subscriptions. The ıbscribing insurers are not responsible for the subscription of any co-subscribing insurer who for ıy reason does not satisfy all or part of its obligations.

SW 1001 (Insurance)

ECURITY IN RESPECT OF BOND

LPSO P.J.

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61203 17/08/06	**BROKER NUMBER** 0823
PROPORTION %	**SYNDICATE**	**UNDERWRITER'S REFERENCE**
50.00	1007	HI19506TA27V
50.00	4000	00798J06AE
TOTAL LINE	**No. OF SYNDICATES**	
100.00	2	

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2006
YEAR OF ACCOUNT

BUREAU USE ONLY
USL1 55 5007

The Table of Syndicates referred to on the face of this Policy follows:

SEVERAL LIABILITY NOTICE

The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.

LSW 1001 (Insurance)

SECURITY IN RESPECT OF TRIEA

LPSO
P.J.

AON

Lloyd's Policy

Lloyd's, London
1 Lime Street
London EC3M 7HA

The Assured is requested to read this Policy and, if it is incorrect, return it immediately to your broker for alteration. In all communications the Policy Number appearing in line one of the Schedule should be quoted.

823

J(A)

Endurance

Specialty Insurance Ltd.

(Hereinafter referred to as the "Insurer")
The Wellesley House, 90 Pitts Bay Road, Pembroke HM08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claims Matters Only: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

NOTICE: PLEASE READ CAREFULLY

This policy shall follow all the terms and conditions of the Followed Form except as stated herein. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated.

DECLARATIONS **POLICY NO: P006738001**

ITEM 1. NAMED INSURED: All Fidelity Funds (as defined in the Followed Form)
ADDRESS: 82 Devonshire Street
Boston, MA 02109, USA

ITEM 2. POLICY PERIOD:

From: July 1, 2006 To: July 1, 2007
(12:01 A.M. standard time at the address stated in Item 1.)

ITEM 3. LIMIT OF LIABILITY: US$15,000,000 Aggregate
(including defense costs)

EXCESS OF TOTAL UNDERLYING LIMITS OF: US$50,000,000 Aggregate

ITEM 4. FOLLOWED FORM(S):

Issued By: American International Specialty Lines Insurance Company
Policy No.: 672-69-40
Policy Period: July 1, 2006 To: July 1, 2007
(12:01 A.M. standard time at the address stated in Item 1.)

Limit of Liability: US$25,000,000
Coverage: Mutual Fund Concentric Bond

FULL UNDERLYING SCHEDULE ON ENDORSEMENT NO. 1

Endurance
Specialty Insurance Ltd.

(Hereinafter referred to as the "Insurer")
The Wellesley House, 90 Pitts Bay Road, Pembroke HM08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claims Matters Only: ECLAIMS@ENDURANCE.BM

DECLARATIONS (Continued) **POLICY NO: P006738001**

ITEM 5. PENDING & PRIOR LITIGATION DATE: July 1, 1996

This policy is intended to follow the Pending & Prior Litigation Exclusion of the Followed Form, subject to the date indicated in Item 5 of the Declarations

ITEM 6. PREMIUM: US$66,780
COMMISSION: 0.00%

ITEM 7. A. DISCOVERY PERIOD PREMIUM: 150% of premium set forth in Item 6. above
B. DISCOVERY PERIOD: 12 months

ITEM 8. ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

ENDURANCE SPECIALTY INSURANCE LTD
ATTN: CLAIMS DEPARTMENT
THE WELLESLEY HOUSE, 90 PITTS BAY ROAD
PEMBROKE HM08, BERMUDA
ECLAIMS@ENDURANCE.BM OR FACSIMILE: 441-296-5151

ITEM 9. ENDORSEMENTS AT ISSUANCE: 3

ITEM 10. REPRESENTATIVE OF THE INSURED: Aon (Bermuda) Ltd.
Cumberland House, One Victoria Street
Hamilton, Bermuda

The Insurer hereby causes this policy to be signed on the Declarations page by a duly authorized representative of the Insurer

AUTHORIZED REPRESENTATIVE

Endurance

Specialty Insurance Ltd.

(Hereinafter referred to as the "Insurer")
The Wellesley House, 90 Pitts Bay Road, Pembroke HM08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claims Matters Only: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

In consideration of premium paid and subject to the Declarations and endorsements made a part hereof and the terms, conditions and limitations set forth herein and therein, ENDURANCE SPECIALTY INSURANCE LTD. (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured as defined in the Followed Form (also referred to herein as the "Insured") for loss by reason of exhaustion by payments of all underlying limits of all underlying policies listed in the Full Underlying Schedule on Endorsement No. 1 (henceforth "Underlying Policies"), by the underlying insurers issuing such Underlying Policies or the Insureds, subject to:

A. the terms and conditions of the Followed Form as in effect the first day of the Policy Period;

B. the Limit of Liability as stated in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this policy.

Notwithstanding the above, this policy shall not provide coverage broader than that provided by all Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to by the Insurer herein or in a written endorsement attached hereto.

II. TERMS AND CONDITIONS

A. PUNITIVE DAMAGES COVERAGE

This policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Form; provided, however, if the Followed Form coverage for punitive damages is solely contingent on the insurability of such damages under applicable law then this policy shall provide coverage for punitive damages.

B. LOSS PROVISIONS

1. This policy shall follow the notice of claim provisions of the Followed Form, except as stated otherwise herein.

2. Notice hereunder shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that may prejudice the Insurer's position or potential rights of recovery.

4. The Insurer shall maintain full and complete claims control as respects its portion of any claims or losses arising under the policy. The Insurer shall investigate, adjust, and settle its portion of such claims or losses. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as loss under the terms of this policy.

C. REPRESENTATIONS AND WARRANTY STATEMENTS

It is a condition precedent to the Insurer's obligations under this policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this policy and any Underlying Policy, shall be deemed attached to and made a part of this policy.

D. FOLLOWING FORM

1. This policy, except as stated herein, is subject to all terms, conditions, agreements and limitations of the Followed Form in all respects as if in effect on the date hereof. The Named Insured shall furnish to the Insurer copies of all proposed rewrites or changes by endorsement or otherwise to the Followed Form prior to the effective date of such rewrites or changes. The Named Insured agrees that should any change to the Followed Form be made by rewrite, endorsement or otherwise, this policy shall not be changed without the prior written consent of the Insurer, which consent shall be at the sole discretion of the Insurer and endorsed hereon. It is further agreed, should any change of this policy be approved, then the premium hereon may be adjusted accordingly.

2. In the event of the depletion of the limits of liability from any of the Underlying Policies, solely as a result of payment of losses thereunder by either the underlying insurer issuing such Underlying Policy or the Insureds, this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under any such Underlying Policy. In the event of the exhaustion of all the limits of liability of all Underlying Policies, solely as a result of payment of losses thereunder by the underlying insurers issuing such Underlying Policies or the Insureds, the remaining limits available under this policy shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this policy, continue for subsequent losses as primary insurance and any retention specified in any of such Underlying Policies shall be imposed under this policy.

3. The Insurer's obligations under this policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make any payment for any reason, including but not limited to the receivership, insolvency, or inability or refusal to pay of any underlying insurer, the cancellation of any of the Underlying Policies or the existence of any state amendatory endorsement, any service of suit, clause or endorsement, or a sub-limit of liability in any of the Underlying Policies. In the event of the receivership, insolvency, or inability or refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies, the Insured may pay any losses otherwise payable under such Underlying Policy and such payments by the Insured shall be deemed to apply toward exhaustion of the limits of liability of such Underlying Policy for purposes of coverage under this policy. In the event a state amendatory endorsement or a sub-limit of liability exists in any of the Underlying Policies, any payments of loss that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of such Underlying Policy for purposes of coverage under this policy.

E. CANCELLATION CLAUSE

This policy shall follow the cancellation terms of the Followed Form except that in the event the Insurer cancels this policy for non-payment of premium, this policy shall be void as of the inception date of the Policy Period.

F. DISCOVERY PERIOD

The Insured shall be entitled to a Discovery Period pursuant to the terms and conditions of the Followed Form. The Discovery Period shall not be available unless the Insured has elected the Discovery Period in all Underlying Policies and has provided proof thereof to the Insurer. The Limit of Liability or remaining part thereof for the Discovery Period shall be part of, and not in addition to, the Limit of Liability for the Policy Period. The Discovery Period is not cancelable. The additional premium for the Discovery Period shall be fully earned at inception of the Discovery Period.

G. ARBITRATION

Any and all disputes arising under or relating to this policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined in Hamilton, Bermuda under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by a Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within ten (10) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within ten (10) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of ten (10) calendar days, apply to the Supreme Court of Bermuda for the appointment of the second arbitrator and in such a case the arbitrator appointed by the Supreme Court of Bermuda shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within ten (10) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator. The remaining cost of the arbitration shall be borne equally by the parties to such arbitration.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of Bermuda: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda and judgment may be entered pursuant to the terms of the award by leave from the Supreme Court of Bermuda.

No person or organization shall have any right under this policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives. The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits). The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

H. CHOICE OF LAW

This policy shall be construed and enforced in accordance with the internal laws of the law applicable to the Followed Form (with the exception of the procedural law required by paragraph G above, which shall be construed and enforced in accordance with the laws of Bermuda), except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed by its authorized officer and signed on the Declarations page by a duly authorized representative.

AUTHORIZED REPRESENTATIVE

Endorsement No: **1**
This endorsement, effective: July 1, 2006
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: P006738001
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd

SCHEDULE OF FOLLOWED FORM AND UNDERLYING POLICIES

Full Underlying Schedule:

American International Specialty Lines Insurance
US$ 25,000,000
07/01/06 to 07/01/07

ACE American Insurance Company
US$15,000,000 excess of US$25,000,000
07/01/06 to 07/01/07

Lloyd's of London
US$10,000,000 excess of US$40,000,000
07/01/06 to 07/01/07

Any restrictive policy terms and/or conditions that apply to the Underlying Policies that are in excess of the Followed Form but underlying to this policy will also apply to this policy's limits of liability unless amended by endorsement hereto.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance: September 13, 2006

Endorsement No: **2**
This endorsement, effective: July 1, 2006
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1. of the Declarations)
forms a part of Policy No: P006738001
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd.

MANUSCRIPT TIE IN OF LIMITS ENDORSEMENT

It is agreed that it is expressly acknowledged by the Named Insured that the premium for this policy has been negotiated with the understanding that this policy and the Excess netAdvantage Policy (the "Other Policy") issued by Endurance Specialty Insurance Ltd. Would share a single Limit of Liability. Therefore, in consideration of the premium charged, it is understood and agreed that:

1. The Insurer's maximum Limit of Liability for all Loss account of all claims under this policy, and for all Loss on account of all claims under the Other Policy, in the aggregate will not exceed the Maximum Policy Limit shown on page two of this endorsement.

2. Any payment of Loss under the Other Policy will reduce the maximum aggregate Limit of Liability for all Loss on account of all claims for this policy.

3. The Insurer will have no obligation under this policy to make any payment of Loss to the extent that the amount of such Loss, when added to the amount or amounts of any Loss previously paid under this policy and any Loss previously paid under the Other Policy, would exceed the Maximum Policy Limit shown on page two of this endorsement. If the Insurer shall have paid Loss under this policy and Loss (as such term is defined in the Followed Form) under the Other Policy in an aggregate amount equaling the Maximum Policy Limit, any and all obligations of the Insurer under this policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this policy.

4. Nothing in this endorsement is intended, nor shall be construed, to obligate or require the Insurer to pay Loss under this policy in excess of the Limit of Liability set forth under Item 3 of the Declarations of this policy.

5. In the event that any term, condition or limitation of this endorsement conflicts with any term condition or limitation of this policy, the term, condition or limitation of this endorsement shall govern.

Other Policy No.: P001216004
Other Policy issued to: FMR Corp.
Maximum Policy Limit: US$15,000,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance: September 13, 2006

manuscript 1000 - fmr corp concentric tie in of limits doc

Endorsement No: **3**
This endorsement, effective: July 1, 2006
(at 12:01 A M prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: P006738001
Issued to: All Fidelity Funds (as defined in the Followed Form)
by: Endurance Specialty Insurance Ltd

MANUSCRIPT TIE IN OF LIMITS ENDORSEMENT

It is agreed that it is expressly acknowledged by the Named Insured that the premium for this policy has been negotiated with the understanding that this policy and the Excess All Fidelity Funds Policy (the "Other Policy") issued by Endurance Specialty Insurance Ltd. Would share a single Limit of Liability. Therefore, in consideration of the premium charged, it is understood and agreed that:

1. The Insurer's maximum Limit of Liability for all Loss account of all claims under this policy, and for all Loss on account of all claims under the Other Policy, in the aggregate will not exceed the Maximum Policy Limit shown on page two of this endorsement

2. Any payment of Loss under the Other Policy will reduce the maximum aggregate Limit of Liability for all Loss on account of all claims for this policy

3. The Insurer will have no obligation under this policy to make any payment of Loss to the extent that the amount of such Loss, when added to the amount or amounts of any Loss previously paid under this policy and any Loss previously paid under the Other Policy, would exceed the Maximum Policy Limit shown on page two of this endorsement. If the Insurer shall have paid Loss under this policy and Loss (as such term is defined in the Followed Form) under the Other Policy in an aggregate amount equaling the Maximum Policy Limit, any and all obligations of the Insurer under this policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this policy.

4. Nothing in this endorsement is intended, nor shall be construed, to obligate or require the Insurer to pay Loss under this policy in excess of the Limit of Liability set forth under Item 3 of the Declarations of this policy.

5. In the event that any term, condition or limitation of this endorsement conflicts with any term condition or limitation of this policy, the term, condition or limitation of this endorsement shall govern.

Other Policy No.: P001217004
Other Policy issued to: All Fidelity Funds (as defined in the Followed Form)
Maximum Policy Limit: US$15,000,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance: September 13, 2006

manuscript 98 - fmr all fid funds tie in of limits doc

Chubb Group of Insurance Companies
CHUBB 15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

ALL FIDELITY FUNDS

C/O FMR Corp.-82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Bond Number: 82047565

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2006
to 12:01 a.m. on July 1, 2007

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $10,000,000
ITEM 4. DEDUCTIBLE AMOUNT: $ See Endorsement No. 3

ITEM 5. PRIMARY BOND:

Insurer:	American International Specialty Lines Insurance Company
Form and Bond No.:	672-69-40
Limit:	$25,000,000 Single Loss / $25,000,000 Aggregate
Deductible:	$400,000
Bond Period:	July 1, 2006 to July 1, 2007

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: NONE

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

$40,000,000 Single Loss / $40,000,000 Aggregate

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH :
Endorsement Nos. 1 - 3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

W. Andrew Macan
Secretary

Thomas F. Motamed
President

September 13, 2006
Date

COPY
Robert Hamburger
Authorized Representative

CHUBB

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all of part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this BOND, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

CHUBB

Conditions And Limitations

(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond.**

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

CHUBB

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-**.

If you have any questions about this notice, please contact your agent or broker.

CHUBB

Effective date of
this endorsement: July 1, 2006

FEDERAL INSURANCE COMPANY

Endorsement No.: 1

To be attached to and form a part of Bond
Number: 82047565

Issued to: ALL FIDELITY FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2006

By Robert Hamburger
Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 82047565

NAME OF ASSURED: ALL FIDELITY FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss,** the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Excess CyberSecurity by Chubb Liability Insurance for Financial Iinstitutions	70430889

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

ALL FIDELITY FUNDS

C/O FMR Corp.-82 Devonshire Street, Mailstop V11D
Boston, MA 02109

____
Signature of Assured's Representative

____
Position/Title

____
Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2006

By Robert Hamburger
Authorized Representative

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No. 3

Bond Number 82047565

NAME OF ASSURED: ALL FIDELITY FUNDS

AMENDED DEDUCTIBLE/DROP DOWN DOUBLE AGGREGATE PRIMARY ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the DECLARATIONS, in its entirety and substituting the following:

"**ITEM 4.** DEDUCTIBLE AMOUNT

a. $400,000, plus any unpaid portion of AGGREGATE LIMIT OF LIABILITY or the SINGLE LOSS LIMIT OF LIABILITY, whichever is less, of the **Underlying Bonds** on the date of payment of any **Single Loss** under this bond.

b. The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the **Underlying Bonds**.

c. This bond shall drop down but only by the amount paid under the **Underlying Bonds**."

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2006

By Robert Hamburger

Authorized Representative

CNA

Declarations
EXCESS INSURANCE POLICY

CUSTOMER NUMBER		DATE ISSUED
40420		09/14/2006
POLICY NUMBER	**COVERAGE IS PROVIDED BY**	**PRODUCER NO.**
287042220	Columbia Casualty Company (herein called 'Underwriter')	702859

NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS
Item 1. All Fidelity Funds (herein called 'Insured') 82 Devonshire Street Boston, MA 02109	Aon Risk Services, Inc., Professional Services Group Paul Figliozzi 55 E 52nd Street 33rd Floor New York, NY 10055

Item 2. Policy Period: from 12:01 a.m. on 7/1/2006 to 12:01 a.m. on 7/1/2007 standard time.

Item 3. Aggregate Limit of Liability: $5,000,000

Item 4. Single Loss Limit of Liability: $5,000,000

Item 5. Underlying Insurance:

Primary Underlying Insurer	Policy No.	Aggregate Limit of Liability	Single Loss Limit of Liability	Deductible
American International Specialty Lines Insurance Company	672-68-97	$25,000,000	$25,000,000	$400,000

Excess Underlying Insurer	Policy No.	Aggregate Limit of Liability	Single Loss Limit of Liability	Deductible
ACE American Insurance Company	DOX G21661909	$15,000,000	$15,000,000	$0
London	FB0604537	$10,000,000	$10,000,000	$0
Endurance Specialty Insurance Ltd.	P001217004	$15,000,000	$15,000,000	$0
Federal Insurance Company	7042-7152	$10,000,000	$10,000,000	$0
St. Paul Mercury Insurance Company	590CM2201	$20,000,000	$20,000,000	$0

Item 6. Notice of claim should be sent to the Underwriter at: CNA Globlal Specialty Lines
Fidelity Bonding
40 Wall Street
New York, NY 10005

Item 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

GSL4743XX Ed. 12/05	Absolute Tie In Limits Endorsement
G-145184-A Ed. 6/03	Economic and Trade Sanctions Condition

Item 8. The Insured, by acceptance of this policy, gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

Countersigned by ______________________
Authorized Representative

Secretary

Chairman of the Board

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

INSURING AGREEMENT

The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

GENERAL AGREEMENTS

1. NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS

At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

CONDITIONS AND LIMITATIONS

1. UNDERLYING COVERAGE

This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

2. DROP DOWN PROVISION

If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer's Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.

3. AGGREGATE LIMIT OF LIABILITY

The Underwriter's total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

4. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

5. CANCELLATION

This policy cancels in its entirety upon the earliest occurrence of any of the following:

a. 60 days after the receipt by an Insured of a written notice from the Underwriter of its decision to cancel this policy;
b. immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;
c. immediately upon the appointment of a trustee, receiver, or liquidator of any Insured, or the taking over of any Insured by State or Federal officials;
d. immediately upon the dissolution or takeover of an Insured;
e. immediately upon the exhaustion of the Aggregate Limit of Liability;
f. immediately upon the expiration of the Policy Period; or
g. immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

6. CONFORMITY

If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

7. CHANGE OR MODIFICATION

This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.

Secretary

Chairman of the Board

CNA

ABSOLUTE TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby agreed that solely in the event a **Claim** is covered under this Policy and also under policy no.287042265 and 287042198, issued by the Insurer to All Fidelity Funds, then:

1. Notice of a **Claim** under this Policy shall also constitute notice of a **Claim** under policy 287042265 and 287042198;

2. The maximum aggregate Limit of Liability available under this Policy and policy no. 287042265 and 287042198 shall be $5,000,000 for any **Claim** and all **Claims** covered under both such policies.

Nothing contained in this Endorsement shall serve to increase the Insurer's Limits of Liability stated in the Declarations

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ______________________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

CNA

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

COPY

By Authorized Representative ____________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Reinsurance Company	**POLICY NUMBER**: RNN 727586

Item 1. **Policyholder**:
ALL Fidelity Funds
82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Item 2. **Policy Period**:
a. Inception Date July 1, 2006
b. Expiration Date July 1, 2007
Both dates at 12:01 a.m. at the address listed in Item 1

Item 3. Limits of Liability (inclusive of defense costs):

a. Maximum aggregate Limit of Liability for each **Claim**:

$10,000,000 representing 20%** part of $50,000,000 excess of $100,000,000 of **Underlying Insurance**

b. Maximum aggregate Limit of Liability for all **Claim(s)** during the **Policy Period** for all **Insurance Products**:

$10,000,000 representing 20%** part of $50,000,000 excess of $100,000,000 of **Underlying Insurance**

20% represents the Insurer's participation on a quota share basis of $0.20 of each dollar of limit of liability and premium expressed hereon and payments hereunder for this layer of insurance; subject always to the Insurer's maximum aggregate Limit of Liability for all **Claims for all **Insurance Products** of $10,000,000

Item 4. **Underlying Insurance** and **Insurance Products**: See Endorsement No. 1

Item 5. Endorsements Attached at Inception: SE1000, MU1013, SE0507, MU7025 & MU7042 & MU7011

Item 6. Notices to **Insurer**:

Notice of **Claim(s)** To Be Sent To:
Axis Financial Insurance Solutions Claims
Address: Connell Corporate Park
Three Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

All Other Notices To Be Sent To
Axis Financial Insurance Solutions
Address: Connell Corporate Park
Three Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

Item 7. Pending and Prior Claim Date: N/A	Item 8. Terrorism Coverage Premium: $ N/A

The Insurer has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Insurer.

Authorized ~~Representative~~

OCT 0 9 2006

Date

Kevin G. McLean

Secretary

Michael E. Morrell

President

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the **Underlying Insurance** and all information provided to the **Insurer** and any or all of the **Underlying Insurers**, and subject to the provisions of this Policy, the **Insurer** and the **Policyholder**, on its own behalf and on behalf of all **Insureds**, agree as follows.

I. INSURING AGREEMENT

With respect to each **Insurance Product**, the **Insurer** shall provide the **Insureds** with insurance during the **Policy Period** excess of all applicable **Underlying Insurance**. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable **Primary Policy** and, to the extent coverage is further limited or restricted thereby, to any other applicable **Underlying Insurance.** In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable **Underlying Insurance**.

The insurance afforded under this Policy shall apply only after all applicable **Underlying Insurance** with respect to an **Insurance Product** has been exhausted by actual payment under such **Underlying Insurance**, and shall only pay excess of any retention or deductible amounts provided in the **Primary Policy** and other exhausted **Underlying Insurance.**

II. DEFINITIONS

A. **Claim(s)** means the event(s) which take place during the **Policy Period** and which trigger(s) coverage under the insuring agreement(s) of the **Underlying Insurance**.

B. **Insurance Product** means each separate type of insurance identified as an **"Insurance Product"** in Endorsement No. 1 to this Policy.

C. **Insured(s)** means any person(s) or entity(ies) that may be entitled to coverage under the **Primary Policy** at its inception.

D. **Insurer** means the company identified as **"Insurer"** in the Declarations.

E. **Policy Period** means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F. **Policyholder** means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G. **Primary Policy** means the specific policy identified as the **"Primary Policy"** under the applicable **Insurance Product** listed in Endorsement No. 1 to this Policy.

H. **Sublimit** means any **Underlying Limits** which:

1. applies only to a particular grant of coverage under such **Underlying Insurance**; and
2. reduces and is part of the otherwise applicable limits of liability of such **Underlying Insurance** set forth in Item 4 of the Declarations.

I. **Underlying Insurance** means each insurance policy which constitutes all or part of an **Insurance Product**, as scheduled in Endorsement No. 1 to this Policy.

J. **Underlying Insurers** means any or all of the companies who issued the policies of **Underlying Insurance**.

K. **Underlying Limits** means, with respect to each **Insurance Product**, an amount equal to the aggregate of all limits of liability for each **Insurance Product** stated in Endorsement No. 1 to this Policy, plus the

uninsured retention or deductible, if any, applicable to the **Primary Policy** under such **Insurance Product**.

III. CONDITIONS OF COVERAGE

A. For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1. All of the **Underlying Insurance** in effect as of the inception date of the **Policy Period** shall be maintained in full effect with solvent insurers throughout the **Policy Period** except for any reduction or exhaustion of the **Underlying Limits** as provided in Section IV. below; and

2. All **Insureds** shall comply fully with all of the provisions of this Policy.

B. As a condition precedent to coverage under this Policy, the **Insured** shall give to the **Insurer** as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any **Underlying Insurance**, ii) any **Underlying Insurance** not being maintained in full effect during the **Policy Period**, or iii) an **Underlying Insurer** becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the **Policy Period** the provisions of the **Primary Policy** are changed in any manner, as a condition precedent to coverage under this Policy, the **Insured** shall give written notice to the **Insurer** of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any **Primary Policy** or **Underlying Insurance** during the **Policy Period** shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the **Primary Policy** or the **Underlying Insurance** on the **Insured** paying any additional premium required by the **Insurer** for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the **Policyholder** must give the **Insurer** written notice of any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. If the **Underlying Limits** are partially reduced solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as excess insurance over the remaining **Underlying Limits**.

B. If the **Underlying Limits** are wholly exhausted solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as primary insurance with respect to the applicable **Insurance Product(s)** and the retention or deductible, if any, applicable under the **Primary Policy(ies)** shall apply under this Policy.

C If any **Underlying Limits** are subject to a **Sublimit** then coverage hereunder shall not apply to any **Claim** which is subject to such **Sublimit**, provided however, that the **Underlying Limit** shall be recognized hereunder as depleted to the extent of any payment of such **Claim** subject to such **Sublimit**.

V. LIMITS OF LIABILITY

A. The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the **Insurer's** liability for each **Claim** under the applicable **Primary Policy**, and shall be the maximum amount payable by the **Insurer** under this Policy for a single **Claim**, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B. The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the **Insurer** under this Policy with respect to all **Claims** during the **Policy Period** for all **Insurance Products**.

C. This Policy does not provide coverage for any **Claim** not covered by the **Underlying Insurance**, and shall drop down only to the extent that payment is not made under the **Underlying Insurance** solely by reason of exhaustion of the **Underlying Insurance** through payments thereunder, and shall not drop down for any other reason. If any **Underlying Insurer** fails to make payments under such **Underlying Insurance** for any reason whatsoever, including without limitation the insolvency of such **Underlying Insurer**, then the **Insureds** shall be deemed to have retained any such amounts which are not so paid. If the **Underlying Insurance** is not so maintained, the **Insurer** shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Insurance** been so maintained.

D. Payment by the **Insurer** of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI. SETTLEMENTS AND DEFENSE

A. No **Insured** under this Policy may, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B. The **Insurer** may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable **Underlying Insurance** has been exhausted.

C. The **Insured**, and not the **Insurer**, has the duty to defend all **Claims** under this Policy.

VII. SUBROGATION

A. In the event of payment under this Policy, the **Insurer** shall be subrogated to all rights of recovery of each and all **Insureds** against any person or organization, and the **Insureds** shall do whatever is necessary to secure those rights to the satisfaction of the **Insurer**, including the execution of such documents necessary to enable the **Insurer** effectively to bring suit in the name of such **Insureds**.

B. Any amount recovered after payment under this Policy and any **Underlying Insurance** policies shall be apportioned among the Insurer and the **Underlying Insurers** net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

Except as stated in paragraph IX.A. below, the **Policyholder** shall be the sole agent of all **Insureds** with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX. NOTICE

A. With respect to any **Claim**, situation that could give rise to a **Claim**, or other matter as to which insurance may be sought under this Policy, the **Policyholder** or any **Insured** must give the **Insurer** written notice contemporaneously with and in the identical manner required by the applicable **Primary Policy**.

B. All notices under this Policy shall be sent to the **Insurer** at the address set forth in Item 6. in the Declarations.

X. MODIFICATION, CANCELLATION AND NONRENEWAL

A. No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the **Insurer**.

B. The **Policyholder** may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C. The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the **Policy Period** shall terminate at the date and hour specified in the notice.

D. The **Insurer** shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the **Policyholder**.

E. The **Insurer** shall have no obligation to renew this Policy upon its expiration. If the **Insurer** decides not to renew this Policy, the **Insurer** shall provide written notice to the **Policyholder** by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

F. Notwithstanding anything to the contrary set forth elsewhere in the Policy, in the event that any **Underlying Insurance** is rescinded by agreement or legal process for fraud or other material misrepresentation by the **Policyholder** or any of the **Insureds**, then this Policy shall be deemed to be automatically and immediately rescinded, but only with respect to any **Insurance Product** containing such rescinded **Underlying Insurance**.

XI. EXCLUSIONS

The **Insurer** shall not be liable for any amount in any **Claim** taking place during the **Policy Period** and arising under any **Insurance Product**, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any **Insured** on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: July 1, 2006
To be attached to and form part of Policy Number: RNN 727586
Issued to: ALL Fidelity Funds
By: Axis Reinsurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of **Underlying Insurance** and **Insurance Products** is as follows:

A. Insurance Product: Mutual Fund Concentric Liability

1. Primary Policy

Insurer	Policy Number	Limits	Policy Period
National Union Fire Insurance Company of Pittsburgh, Pa.	6726940	$25,000,000	07/01/06 – 07/01/07

2. Other Underlying Policies

Insurer	Policy Number	Limits	Policy Period
ACE American Insurance Company	DOXG2166161	$15,000,000	07/01/06 – 07/01/07
Lloyd's of London	FB0604541	$10,000,000	07/01/06 – 07/01/07
Endurance Specialty Insurance Ltd.	P006738001	$15,000,000	07/01/06 – 07/01/07
Federal Insurance Company	TBD	$10,000,000	07/01/06 – 07/01/07
St. Paul Travelers Insurance Company	490PB1192	$20,000,000	07/01/06 – 07/01/07
Continental Casualty Company	287042220	$5,000,000	07/01/06 – 07/01/07

All other provisions remain unchanged.

Authorized Representative

OCT 09 2006

Date

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on July 1, 2006
To be attached to and form part of Policy Number: RNN 727586
Issued to: All Fidelity Funds
By: Axis Reinsurance Company

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *Axis Reinsurance Company, RNN 715254* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$10,000,000*. Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$10,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Authorized Representative

OCT 09 2008

Date

Endorsement No. 3

Effective date of this endorsement: 12:01 a.m. on July 1, 2006
To be attached to and form part of Policy Number: RNN 727586
Issued to: ALL Fidelity Funds
By: Axis Reinsurance Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

1. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **B.** is amended by the addition of the following:

   Such notice of cancellation shall be delivered or mailed by first class mail, postage prepaid.

2. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **C.** is deleted and replaced by the following:

   The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The notice of cancellation shall be delivered to the **Policyholder**, or be left at its last address as shown on the **Insurer's** records or, if its records contain no such address, at its last address known to the **Insurer**, or be mailed to the address of the **Policyholder** by first class mail, postage prepaid. No written notice of cancellation shall be deemed effective when mailed by the **Insurer** unless the **Insurer** obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the **Policyholder** as stated in the Policy. The affidavit of any officer, agent or employee of the **Insurer**, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the **Policyholder**, notice must also be given to the mortgagee or other person in the manner provided above.

All other provisions remain unchanged.

Authorized Representative

OCT 0 9 2006

Date

AXIS Reinsurance Company

Connell Corporate Park
Three Connell Drive
Berkeley Heights, NJ 07922

Endorsement No. 5

Effective date of this endorsement: 12:01 a.m. on July 1, 2006
To be attached to and form part of Policy Number: RNN 727586
Issued to: ALL Fidelity Funds
By: Axis Reinsurance Company

POLICYHOLDER NOTICE – MASSACHUSETTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Axis U.S. Insurance
Legal Department
11680 Great Oaks Way
Suite 500
Alpharetta, Georgia 30022
Fax No.: 1 (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No. 6

Effective date of this endorsement: 12:01 a.m. on July 1, 2006
To be attached to and form part of Policy Number: RNN 727586
Issued to: ALL Fidelity Funds
By: Axis Reinsurance Company

CERTIFIED ACTS OF TERRORISM EXCLUSION

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that:

1. The Insurer shall not be liable for **Loss** arising from any **Claim** made against any **Insured** based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving a "Certified Act of Terrorism" regardless of any other cause or event, that contributes concurrently or in any sequence to the loss, even if such other event would otherwise be covered.

2. For the purposes of this endorsement "Certified Act of Terrorism" means an act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism pursuant to the federal Terrorism Risk Insurance Act of 2002. The criteria contained in that Act for a "certified act of terrorism" include the following:

   a. The act resulted in aggregate losses in excess of $5 million; and

   b. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

3. The terms and limitations of the exclusion contained in this endorsement, or the inapplicability or omission of a such exclusion, do not serve to create coverage for any loss which would otherwise be excluded under this Policy.

All other provisions remain unchanged.

Authorized Representative

OCT 0 9 2006

Date

AXIS Financial Insurance Solutions

POLICY ISSUANCE NOTIFICATION

In order to prevent delay and to provide for the timely receipt of policies by the Insured, the Insured's broker or agent has requested AXIS to provide the Insureds with a copy of this excess policy prior to AXIS' receipt of all Underlying Insurance policies. Therefore, it is agreed by all parties that this policy is being issued subject to the following:

1. This policy is being issued in accordance and reliance on the Primary Insurance and/or Underlying Insurance issuing their respective policies in accordance with the binders of insurance which have been provided to AXIS.

2. If the Primary Insurance and/ or Underlying Insurance are not in conformance with their respective binders of insurance or they cancel or void their binders of insurance AXIS will have the right to alter, amend or void its Policy. Any such amendments shall be incorporated into and form part of the AXIS policy.

Policy Number: FB0604542

COPY

Lloyd's Policy

We, Underwriting Members of the syndicates whose definitive numbers and proportions are shown in the Table attached hereto (hereinafter referred to as 'the Underwriters'), hereby agree, in consideration of the payment to Us by or on behalf of the Assured of the premium specified in the Schedule, to insure against loss, including but not limited to associated expenses specified herein, if any, to the extent and in the manner provided in this Policy.

The Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, and therefore each of the Underwriters (and his Executors and Administrators) shall be liable only for his own share of his syndicate's proportion of any such loss and of any such expenses. The identity of each of the Underwriters and the amount of his share may be ascertained by the Assured or the Assured's representative on application to Lloyd's Policy Signing Office, quoting the Lloyd's Policy Signing Office number and date shown in the Table.

If the Assured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claim hereunder shall be forfeited.

In Witness whereof the General Manager of Lloyd's Policy Signing Office has signed this Policy on behalf of each of Us.

LPSO P.J.

R.C. [signature]

Lloyds' policy signing office
General Manager

J(A) NMA 2421 (3/1/95) Form approved by Lloyd's Underwriters' Non-Marine Association Limited

LLOYD'S POLICY SIGNING OFFICE EMBOSSMENT APPEARS HERE ON ORIGINAL DOCUMENT

LLOYD'S

THE ASSURED IS REQUESTED TO **READ THIS POLICY.** IF IT IS INCORRECT, PLEASE RETURN IT IMMEDIATELY TO YOUR BROKER OR AGENT FOR ALTERATION.

IN ALL COMMUNICATIONS THE POLICY NUMBER APPEARING OVERLEAF SHOULD BE QUOTED

Attaching to and forming part of Policy No B0823FB0604542:

Aon Professional Risks Lines Clause

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 100% of USD 18,000,000 being 36%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of USD 18,000,000 being 36% of the amount(s) of insurance stated herein.

823AON00348

LPSO P.J.

Schedule

Type	EXCESS FUNDS PROGRAMME
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street Mailstop VIID Boston Massachusetts 02109 United States of America
Policy Period	From: 1 July 2006 To: 1 July 2007 both days at 12:01am Local Standard Time at the Principal Address of the Insured
Interest	Financial Institutions Bond Insurance as more fully described in the underlying Primary policy issued by AISLIC
Policy Limits	USD 18,000,000 any one loss/claim and in the aggregate for the period Part of: USD 50,000,000 any one loss/claim and in the aggregate for the period Excess of: USD 100,000,000 any one loss/claim and in the aggregate for the period Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary policy number 006726940
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the insured and the insurers to be subject to the laws of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within the United States of America to comply with all requirements necessary to give such court jurisdiction.
Person(s) nominated to accept Service of Process	Mendes & Mount

PSO P.J.

Loss to be notified to	Aon Limited, Professional Risks, 8 Devonshire Square, London, EC2M 4PL.
Claims Payable	USD
Supplemental Clauses	U.S. Terrorism Risk Insurance Act of 2002 As Amended New & Renewal Business Endorsement (APR/FI amended version) - LMA5052 (amended)
	War And Terrorism Exclusion - NMA2918
	Premium Payment Warranty - (ab initio) amended to 60 days - LSW585 (amended)
	Special Cancellation Clause
	IPO Exclusion in respect of Director's and Officer's Liability coverage only
	Intellectual Property Exclusion
	Toxic Mould, Asbestos and Lead Exclusion
	Intentional Corporate Policy Exclusion
	Order of Payments Clause
	Improper Mutual Fund Practices Exclusion
	Tie In of Limits Condition
	Service of Suit Clause (U.S.A)
	Interlocking Clause
Several Liability	The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.
Premium	USD 333,333 plus USD 16,667 in respect of TRIEA for USD50,000,000
	Total: USD 350,000
	Order hereon: 100% of USD 18,000,000 of whole
Dated in London	28th July 2006

LPSO P.J.

A.W.G.S. EXCESS WORDING
(COSTS INCLUSIVE)

ATTACHING to and forming part of Lloyd's Policy No: 823/FB0604542

To indemnify the Assured for

(i) loss or losses sustained by the Assured, or

(ii) claim or claims first made against the Assured,

during the period of insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy/ies limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as hereinafter specified) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

This Policy's amount of liability: USD50,000,000 any one loss/claims and in the aggregate

Underlying Policy/ies limits: USD100,000,000 which is in turn excess of original retentions as per AIG Binder number 006726940

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies shall have paid or have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies during the period of this Insurance, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the period of insurance;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. Any claim(s) made against the Assured or the discovery by the Assured of any loss(es), or any circumstances of which the Assured becomes aware during the subsistence hereof which are likely to give rise to such a claim or loss, shall, if it appears likely that such claim(s) or loss(es) plus costs and expenses incurred in the defence or settlement of such claim(s) or loss(es) may exceed the indemnity available under the Policy/ies of the Primary and Underlying Excess Insurers, be notified immediately by the Assured in writing to the Underwriters hereon.

LPSC P.J.

6. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

7. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy in respect of which the Primary Insurers require an additional premium or a deductible shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

8. If the Assured shall prefer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

LPSC P.J.

The following clause(s) attach to and form part of the contract.

U.S. TERRORISM RISK INSURANCE ACT OF 2002, AS AMENDED
IN FORCE BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the U.S. Terrorism Risk Insurance Act of 2002 ("TRIA"), as amended by the U.S. Terrorism Risk Insurance Extension Act of 2005 ("TRIEA"), and as summarised in the Policyholder Disclosure Notice of Terrorism Insurance Coverage LMA9004.

In consideration of an additional premium of USD 16,667 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism", as defined in TRIA, as amended by TRIEA.

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this policy directly resulting from an "act of terrorism", as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2007, the date on which the TRIA Program, as amended by TRIEA, is scheduled to terminate or the expiry date of the policy, whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism". The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this insurance is subject. All other terms, conditions, insured coverage and exclusions of this insurance, including applicable limits and deductibles, remain unchanged and apply in full force and effect to the coverage provided by this insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA, as amended by TRIEA (including subsequent action of Congress pursuant to TRIA, as amended by TRIEA) due to the application of any clause which results in a cap on the Underwriter'(s)' liability for payments for terrorism losses.

LMA5052
22/12/05

LPSO P.J.

Policy Number: FB0604542

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

LPSO
P.J.

PREMIUM PAYMENT WARRANTY
(amended to 60 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

LPSO
P.J.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

LPSO P.J.

IPO EXCLUSION

Applicable to Directors' and Officers' Liability Only

It is understood and agreed that Underwriters hereon shall not be liable to make any payment in connection with any claim based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving the registration and/or sale of any securities issued by the Assured in their Initial Public Offering.

All terms and conditions remain unaltered.

LPSO P.J.

INTELLECTUAL PROPERTY EXCLUSION

Underwriters shall not be liable under this Policy for any Claim for Intellectual Property.

TOXIC MOULD, ASBESTOS AND LEAD EXCLUSION

It is understood and agreed that in respect of Professional Liability this Policy does not apply:

1. to Loss incurred in connection with any claim directly or indirectly arising out of, resulting from or in any way related to Fungi, whether or not there is another cause of loss which may have contributed concurrently or in any sequence to such loss; provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

   Fungi as utilised herein shall mean any fungus or mycota or any byproduct or type of infestation produced by such fungus or mycota, including but not limited to, mould, mildew, mycotins, spores, or any biogenic aerosols.

2. to loss incurred in connection with any claim directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of, or exposure to asbestos or materials or products containing asbestos, whether or not there is another cause of Loss which may have contributed concurrently or in any sequence to such Loss, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

3. to loss incurred in connection with any claim based upon, arising from, or in any way attributable to lead or lead contained products, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

All other terms and conditions remain unaltered.

LPSO P.J.

INTENTIONAL CORPORATE POLICY EXCLUSION

Underwriters shall not be liable under this policy for any Claim for any intentional Corporate or Business policy.

Corporate or Business policy shall mean any policy which has been approved, condoned, ratified or endorsed by two or more of the Assured's Management and which results in the Assured making a financial gain to which they were not entitled whether or not they retain such financial gain.

Assured's Management means the Assured's Chairman, Chief Executive Officer, President of the Assured and any person who has authority to make decisions about the operation or management of the Assured's business on behalf of the Assured.

LPSC P.J.

ORDER OF PAYMENTS CLAUSE

1. In the event of a Loss arising from a claim or claims for which payment is due under the provisions of this policy, the Underwriters shall, at the written request of the Independent Trustees:

   (a) first pay any loss of the Independent Trustee(s) under this policy, and/or
   (b) reserve any remaining limit of liability in an amount no greater than USD50 million to pay any other loss of the Independent Trustees; and/or
   (c) pay any loss of any other Assured(s) for which coverage is provided under this policy.

2. In the event the Underwriters, pursuant to such written request, reserve all or part of the Limit of Liability to pay any other Loss of Independent Trustees, the Underwriters shall at any time in the future, at the written request of the Independent Trustees, release payment for any Loss described in (A) or (C) above.

3. This endorsement shall not increase the Underwriters' maximum limit of liability under this policy.

"Independent Trustee" as used herein shall have the meaning attributed in the Investment Company Act of 1940.

All other terms and conditions remain unchanged.

LPSC P.J.

IMPROPER MUTUAL FUND PRACTICES EXCLUSION

APPLICABLE ONLY TO ACTS COMMITTED PRIOR TO 1 JULY 2006

In consideration of the premium charged, it is hereby understood and agreed that the Insurer shall not make any payment for Loss in connection with that portion of any claim made against any Insured alleging, arising out of, based upon or attributable to any allegation(s) that any Insured intentionally or negligently permitted, or aided or abetted others in using, was aware of others using, or was a participant or connected in any way in the use of: 1) Late Trading; 2) Market Timing; 3) Soft-dollar Activity; or, 4) Front Running related to a mutual fund. Provided, however, that with respect to Soft Dollar Activity, this exclusion shall not apply to Non-indemnifiable Loss for any Individual Insured who is not an "interested person" as that term is defined in the Investment Company Act of 1940.

Additionally, with respect to Market Timing, Late Trading, and Front Running, this exclusion shall not apply to Non-indemnifiable Loss for any director or trustee who is not an "interested person" as that term is defined in the Investment Company Act of 1940, so long as that director or trustee did not participate in the Market Timing, Late Trading, Front Running, and or Soft Dollar Activity.

Solely for the purpose of this endorsement, "Late Trading" means: 1) any transaction involving mutual fund shares made after the determination of the mutual fund's Current Net Asset Value (as defined in Rule 2a-4 of the Investment Company Act of 1940), including but not limited to, the placement or confirmation of orders for, or the purchase or redemption of mutual fund shares, but made at a price based on the fund's previously determined Current Net Asset Value calculated that same day, in contravention of Rule 22c-1 of the Investment Company Act of 1940; or, 2) any transaction defined as late trading by any state or federal statute or regulation, or any prospectus, policy, limitation, agreement or procedure of the mutual fund.

Solely for the purpose of this endorsement, "Market Timing" means the making of short-term purchases or sales of mutual fund shares, contrary to or in violation of any mutual fund prospectus, policy, limitation, agreement or procedure, or contrary to or in violation of any state or federal statute or regulation, and the conduct associated therewith, including, but not be limited to:

(1) the waiver of redemption fees associated with Short-Term Trading contrary to the mutual fund's prospectus, policies, limitations, agreements or procedures;

(2) the failure to abide by written representations regarding the permissibility of Short-Term Trading, or written representations regarding the mutual fund's efforts to monitor or prevent Short-Term Trading;

(3) the receipt of fees or other compensation from certain investors in exchange for providing such investors with Short-Term Trading privileges not available to other investors;

(4) the failure to monitor, detect, identify or remediate Short-Term Trading.

LPSO P.J.

Solely for the purpose of this endorsement, "Short-Term Trading" means the redemption of shares of a mutual fund in a time period less than that provided in a mutual fund prospectus, or the policies, limitations, agreements or procedures of a mutual fund, or at law, including without limitation any so-called "in and out" trading of mutual fund shares or any other trade of mutual fund shares designed to take advantage of inefficiencies in the method the mutual fund uses to price its shares.

Solely for the purpose of this endorsement, "Soft Dollar Activity(ies)" means paying or causing the payment by a mutual fund of brokerage commissions to a broker or dealer to compensate such broker or dealer for providing preferential treatment in the distribution of shares of such fund.

Solely for the purpose of this endorsement, "Front Running" means the trading by brokers of mutual fund shares based on information received internally, before clients of the broker have been given the information.

All other terms, conditions, and limitations remain unchanged.

LPSC
P.J.

TIE IN OF LIMITS CONDITION

It is understood and agreed that with effect from 1 July 2006 to 30 September 2006 (and any period extension granted thereafter) that there is no aggregation between this policy and any other Excess CatPro policies placed by any broker.

LPSC
P.J.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

LPSO
P.J.

INTERLOCKING CLAUSE

It is understood and agreed that this Policy No. FB0604542 and Policy No. FB0604539 are subject to a combined aggregate limit of Underwriters' liability of USD50,000,000, and that erosion or exhaustion of the aggregate limit of liability applicable to either of said policies by reason of the payment of claims shall serve to erode or exhaust, as applicable, the aggregate limit of liability applicable to the other policy.

The Table of Syndicates referred to on the face of this Policy follows:

SEVERAL LIABILITY NOTICE

The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.

LSW 1001 (Insurance)

SECURITY IN RESPECT OF BOND

LPSC P.J.

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE 61242 16/08/06 **BROKER NUMBER** 0823

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
12.500	2488	AKFH66LH5138
20.625	2003	BX1000114213
13.125	382	FBAMEA0244CE
11.813	1007	RJ53406AA27V
5.062	1007	RJ53406BA278
12.500	2987	TW136B06B000
12.500	2000	630U00121048
9.375	1400	LFNND142C
2.500	4000	00803H06AA

TOTAL LINE	No. OF SYNDICATES
100.000	9

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2006
YEAR OF ACCOUNT

BUREAU USE ONLY
USL1 44 17274

Lloyd's Policy

Lloyd's, London
1 Lime Street
London EC3M 7HA

The Assured is requested to read this Policy and, if it is incorrect, return it immediately to your broker for alteration. In all communications the Policy Number appearing in line one of the Schedule should be quoted.

823

J(A)

Policy Number: FB0604540

COPY

Lloyd's Policy

We, Underwriting Members of the syndicates whose definitive numbers and proportions are shown in the Table attached hereto (hereinafter referred to as 'the Underwriters'), hereby agree, in consideration of the payment to Us by or on behalf of the Assured of the premium specified in the Schedule, to insure against loss, including but not limited to associated expenses specified herein, if any, to the extent and in the manner provided in this Policy.

The Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, and therefore each of the Underwriters (and his Executors and Administrators) shall be liable only for his own share of his syndicate's proportion of any such loss and of any such expenses. The identity of each of the Underwriters and the amount of his share may be ascertained by the Assured or the Assured's representative on application to Lloyd's Policy Signing Office, quoting the Lloyd's Policy Signing Office number and date shown in the Table.

If the Assured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claim hereunder shall be forfeited.

In Witness whereof the General Manager of Lloyd's Policy Signing Office has signed this Policy on behalf of each of Us.

R.C. Thomson

LLOYDS' POLICY SIGNING OFFICE
General Manager

LLOYD'S
POLICY SIGNING
OFFICE
EMBOSSMENT
APPEARS HERE
ON ORIGINAL
DOCUMENT

J(A) NMA 2421 (3/1/95) Form approved by Lloyd's Underwriters' Non-Marine Association Limited

LLOYD'S

THE ASSURED IS REQUESTED TO **READ THIS POLICY.** IF IT IS INCORRECT, PLEASE RETURN IT IMMEDIATELY TO YOUR BROKER OR AGENT FOR ALTERATION.

IN ALL COMMUNICATIONS THE POLICY NUMBER APPEARING OVERLEAF SHOULD BE QUOTED

Attaching to and forming part of Policy No B0823FB0604540:

Aon Professional Risks Lines Clause

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 100% of USD 80,000,000 being 66.666666%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of USD 80,000,000 being 66.666666% of the amount(s) of insurance stated herein.

823AON00348

Schedule

Type	EXCESS FUNDS PROGRAMME
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street Mailstop VIID Boston Massachusetts 02109 United States of America
Policy Period	From: 1 July 2006 To: 1 July 2007 both days at 12:01am Local Standard Time at the Principal Address of the Insured
Interest	Excess Funds Financial Institutions Bond Coverage only
Policy Limits	USD80,000,000 any one loss and in the aggregate for the period Part of: USD 120,000,000 any one loss and in the aggregate for the period Excess of: USD 150,000,000 any one loss and in the aggregate for the period Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary Policy number 006726940
Conditions	1. Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company 2. Territorial Restrictions: Worldwide as per underlying
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the insured and the insurers to be subject to the laws of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within the United States of America to comply with all requirements necessary to give such court jurisdiction.
Person(s) nominated to accept Service of Process	Mendes & Mount
Loss to be notified to	Aon Limited, Professional Risks, 8 Devonshire Square, London, EC2M 4PL.

Claims Payable	USD
Supplemental Clauses	U.S. Terrorism Risk Insurance Act of 2002 As Amended New & Renewal Business Endorsement (APR/FI amended version) - LMA5052 (amended)
	War And Terrorism Exclusion - NMA2918
	Special Cancellation Clause
	Tie In of Limits Condition
	Service of Suit Clause (U.S.A.)
	Premium Payment Warranty - (ab initio) amended to 60 days - LSW585 (amended)
	Automatic Coverage
Several Liability	The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.
Premium	USD 684,000 plus USD 36,000 in respect of TRIEA for USD120,000,000
	Total: USD 720,000
	Order hereon: 100% of USD 80,000,000
Dated in London	28th July 2006

A.W.G.S. EXCESS WORDING

(COSTS INCLUSIVE)

ATTACHING to and forming part of Lloyd's Policy No: 823/FB0604540

To indemnify the Assured for

(i) loss or losses sustained by the Assured, or

(ii) claim or claims first made against the Assured,

during the period of insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy/ies limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as hereinafter specified) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

This Policy's amount of liability: USD120,000,000 any one loss/claim and in the aggregate

Underlying Policy/ies limits: USD150,000,000 which is in turn excess of original retentions as per AIG Binder number 006726940

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies shall have paid or have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies during the period of this insurance, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the period of insurance;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. Any claim(s) made against the Assured or the discovery by the Assured of any loss(es), or any circumstances of which the Assured becomes aware during the subsistence hereof which are likely to give rise to such a claim or loss, shall, if it appears likely that such claim(s) or loss(es) plus costs and expenses incurred in the defence or settlement of such claim(s) or loss(es) may exceed the indemnity available under the Policy/ies of the Primary and Underlying Excess Insurers, be notified immediately by the Assured in writing to the Underwriters hereon.

6. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

7. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy in respect of which the Primary Insurers require an additional premium or a deductible shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

8. If the Assured shall prefer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

The following clause(s) attach to and form part of the contract.

U.S. TERRORISM RISK INSURANCE ACT OF 2002, AS AMENDED
IN FORCE BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the U.S. Terrorism Risk Insurance Act of 2002 ("TRIA"), as amended by the U.S. Terrorism Risk Insurance Extension Act of 2005 ("TRIEA"), and as summarised in the Policyholder Disclosure Notice of Terrorism Insurance Coverage LMA9004.

In consideration of an additional premium of USD 36,000 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism", as defined in TRIA, as amended by TRIEA.

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this policy directly resulting from an "act of terrorism", as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2007, the date on which the TRIA Program, as amended by TRIEA, is scheduled to terminate or the expiry date of the policy, whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism". The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this insurance is subject. All other terms, conditions, insured coverage and exclusions of this insurance, including applicable limits and deductibles, remain unchanged and apply in full force and effect to the coverage provided by this insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA, as amended by TRIEA (including subsequent action of Congress pursuant to TRIA, as amended by TRIEA) due to the application of any clause which results in a cap on the Underwriter'(s)' liability for payments for terrorism losses.

LMA5052
22/12/05

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

TIE IN OF LIMITS CONDITION

It is understood and agreed that with effect from 1 July 2006 to 30 September 2006 (and any period extension granted thereafter) that there is no aggregation between this policy and any other Excess CatPro policies placed by any broker.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

PREMIUM PAYMENT WARRANTY
(amended to 60 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

AUTOMATIC COVERAGE

It is agreed that if the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall be automatically covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

The Table of Syndicates referred to on the face of this Policy follows:

SEVERAL LIABILITY NOTICE

The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.

LSW 1001 (Insurance)

SECURITY IN RESPECT OF BOND

The Table of Syndicates referred to on the face of this Policy follows:

BB

BUREAU REFERENCE 61143 17/08/06 **BROKER NUMBER** 0823

PSO JH

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
55.555	2488	AKFH66LH5081
27.778	2987	TW136B06A000
16.667	4000	00800D06AA

TOTAL LINE	No. OF SYNDICATES
100.000	3

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2006
YEAR OF ACCOUNT

BUREAU USE ONLY
USL1 44 9475

Page 1 of 1

J.

Policy Number: FB0604540

The Table of Syndicates referred to on the face of this Policy follows:

BB

BUREAU REFERENCE 61143 17/08/06 **BROKER NUMBER** 0823

LPSO PJH

FT

BUREAU REFERENCE 61144 17/08/06 **BROKER NUMBER** 0823

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
55.555	2488	AKFT66LH5081
27.778	2987	TW136B06T000
16.667	4000	00800D06AE

TOTAL LINE	No. OF SYNDICATES
100.000	3

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2006
YEAR OF ACCOUNT

J.

BUREAU USE ONLY
USL1 44 9475

Policy Number: FB0604540

Lloyd's Policy

Lloyd's, London
1 Lime Street
London EC3M 7HA

The Assured is requested to read this Policy and, if it is incorrect, return it immediately to your broker for alteration. In all communications the Policy Number appearing in line one of the Schedule should be quoted.

823

J(A)

"Troiano, Stephen M" <Stephen.Troiano@ace-ina.com>

09/19/2006 04:47 PM

To: "Hilda Batlle" <Hilda_Batlle@aon.com>
cc:
Subject: FW: FMR Corp. - Bond Confirmation of Payment

Please see below... thanks

Stephen Troiano
Vice President
ACE USA - Professional Risk
Phone: 646.458.6890
Fax: 646.458.6904

From: Brooks, Kristen N
Sent: Tuesday, September 19, 2006 3:09 PM
To: Troiano, Stephen M; Nelson, Yvonne
Subject: RE: FMR Corp. - Bond Confirmation of Payment

Payment has been received for FMR Corp on policy # DOX G21661612 001

Kristen Brooks
▯▯▯▯▯▯▯▯▯ ▯▯▯▯▯▯▯
▯▯▯ ▯▯▯- ▯▯▯▯▯▯▯▯▯▯ ▯-▯▯▯▯▯▯▯
▯▯▯▯▯: (302) 476-6505
▯50: (302) 476-6185
▯▯▯3▯: ▯▯▯ ▯:-.▯▯▯3▯7@▯▯▯-▯▯▯.▯▯▯

"Rothstein, Marshall" <Marshall.Rothstein@AIG.com>
09/18/2006 01:49 PM

To: '"Hilda Batlle'" <Hilda_Batlle@aon.com>
cc:
Subject: RE: FMR - Confirmation of Payment for Funds Bond Program

Hilda

Thios is to confirm that we have received full payment on policy 672-69-40.

Let me know if you need anything else.

Marshall

Marshall L. Rothstein
Senior Underwriter
National Union - Financial Institutions Group
175 Water Street, 4th Floor
New York, NY 10038
Phone: (212) 458-2863
Fax: (866) 823-6219

-----Original Message-----
From: Hilda Batlle [mailto:Hilda_Batlle@aon.com]
Sent: Friday, September 15, 2006 9:38 AM
To: raymond.tiburzi@aig.com; Rothstein, Marshall; RFACHET@stpaultravelers.com; paul.ma@axiscapital.com; Nicole.Roman@thehartford.com; Scanlon, James (HFP, UW); jekaye@chubb.com; Leach,Kevin; Peter Hodges
Cc: paul_figliozzi@aon.com; christine_williams@aon.com
Subject: FMR - Confirmation of Payment for Funds Bond Program

Please forward your letter today. Thanks.

Hilda M. Batlle

AON CENTER * FINANCIAL SERVICES GROUP
55 East 52nd Street 33rd Floor, New York, NY 10055

Axis Specialty
11680 Great Oaks Way
Suite 400
Alpharetta, GA 30022

RE: Fund Premium Letter-Policy# 715254/01/2006 & 727586/01/2006

To whom it may concern:

This letter is to confirm that a check was received in payment of FMR. The details are below:

Policy#:	715254/01/2006	Policy#:	727586/01/2006
Check#:	579434	Check#:	579434
Rec'd on:	8/1/2006	Rec'd on:	8/1/2006
Effective:	7/1/06-7/1/07	Effective:	7/1/2006-7/1/2007
Gross Prem.:	$146,000	Gross Prem.:	$29,000
Com.%:	0%	Com%:	0%
Paid in full:	$146,000	Paid in full:	$29,000

I have provided you with our payment detail if there is additional information that is needed please feel free to ask.

Selena Edwards
Premium Accounting
678) 746-9478 phone
678) 746-9443 fax
Selena.Edwards@Axiscapital.com
Best Regards,

ehalder@chubb.com
09/21/2006 01:51 PM

To: Hilda Batlle <Hilda_Batlle@aon.com>
cc: jekaye@chubb.com
Subject: Fw: FMR - Confirmation of Payment for Funds Bond Program

Hilda,

Please see the below.

Best Regards,

Peter

----- Forwarded by Ershad R Halder/ChubbMail on 09/21/2006 01:47 PM -----

Felicia Indyk/ChubbMail

09/19/2006 02:15 PM

To
Ershad R Halder/ChubbMail@ChubbMail

cc

Subject
Re: Fw: FMR - Confirmation of Payment for Funds Bond Program (Document link: Ershad R Halder)

Hi Peter,

I can confirm that the premium for bond 8186603 was booked as:

008186603 07/01/06 Fidelity I A.P. 30,000.00

and Chubb has received payment.

Thank you,
Felicia

Felicia Indyk
Premium Accounting Specialist
(908) 903-3263 Phone
(908) 903-3119 Fax

Ershad R Halder/ChubbMail

09/19/2006 11:11

To
Felicia Indyk/ChubbMail@ChubbMail

findyk@chubb.com
09/26/2006 11:24 AM

To: Hilda Batlle <Hilda_Batlle@aon.com>
cc: ehalder@chubb.com, jekaye@chubb.com
Subject: Re: FMR - Confirmation of Payment for Funds Bond Program

Hi Hilda,

The premium of 46,201.00, effective 07/01/06, for FMR CORP has been paid to Chubb.

Thank you,
Felicia

Felicia Indyk
Premium Accounting Specialist
(908) 903-3263 Phone
(908) 903-3119 Fax

Hilda Batlle <Hilda_Batlle@aon.com>
09/26/2006 08:59 AM

To
ehalder@chubb.com, findyk@chubb.com
cc
jekaye@chubb.com
Subject
FMR - Confirmation of Payment for Funds Bond Program

Peter/Felicia,

Could you please confirm that premium payment for policy no. 82047565 was received by Chubb? Pleases confirm by reply to this e-mail. Thanks so much and look forward to your response today.

Regards,

Hilda M. Batlle I Aon Financial Services Group
55 East 52nd Street, 33rd Floor
New York, NY 10055
P:212/441-1669 F: 847/953-2639 C:646/207-5441

CNA Plaza Chicago IL 60685-0001

Kevin Leach
Underwriter
US Specialty Lines
Capital Markets
Telephone 212-440-2923

September 15, 2006

Ms. Hilda Battle
AON Financial Services Group
55 East 52nd Street 33rd Floor
New York, NY 10055

FMR Premium Payment

Dear Hilda:

CNA has received premium payment for our layer on the bond program, policy number 287042220.

Best regards,

Kevin Leach

Endurance

September 14, 2006

All Fidelity Funds
c/o FMR Corp
82 Devonshire Street
Boston, MA 02109
USA

To Whom It May Concern:

Please be advised that $66,780 was received from Aon BDA on 7/20/06. The cash was allocated against the following policy:

P006738001	Mutual Fund Concentric Bond	$66,780

Regards,

Sarah Spurling
Professional Lines Underwriter
Endurance Specialty Insurance

"Scanlon, James (HFP, UW)" <James.Scanlon@thehartford.com>

09/27/2006 08:56 AM

To: "Hilda Batlle" <Hilda_Batlle@aon.com>
cc: "Christine Williams" <Christine_Williams@ars.aon.com>, <paul_figliozzi@aon.com>
Subject: All Fidelity Funds

Hilda,

We confirm that we have received our premium for policy 00 DC 0233646 06B.

Best Regards.

J.P. Scanlon
Hartford Financial Products
Phone: (212) 277-0839
Fax: (917) 464-7058
E-mail: james.scanlon@thehartford.com

ICIM Services
Partners in Risk Management

September 14, 2006

Ms. Hilda Batlle
Aon Financial Services Group
55 E. 52nd St.
33rd Floor
New York, NY 10055

RE: All Fidelity Funds ("Fidelity")
ICI Mutual Bond No. 87153106B ("Bond")

Dear Hilda:

As you requested, I am confirming that on August 30, 2006, ICI Mutual Insurance Company received the full premium due for the above the above referenced Bond. The Bond will be issued shortly. If you have any questions or need further information, please contact me at (800) 643-4246.

Sincerely,

Catherine Dalton
Senior Underwriter

DE-LINKED

PREMIUM WARRANTY

LPSO

POLICY NO: FB0604540	823
RENEWING:	AON
ASSURED/REASSURED: **FMR CORP.**	
AON Aon Limited	
CLIENT:	

CLIENT BA CODE:	REINSURANCE NOS:
PPW DUE DATE:	
HERETO WRITTEN:	
TOTAL WRITTEN:	
INCEPTION DATE: 01 Jul 2006	ORIGINAL EXPIRY DATE: 01 Jul 2007
NO. OF SLIPS:	SIGNING %
SIGNING NOS & DATES:	

FOR X-CHANGING INS-SURE SERVICES CHATHAM USE

4668150A

LPSO 1 M.B.

OSL1

612*2*15-08-2006

SIGNED DE-LINKED

FOR X-CHANGING INS-SURE SERVICES FOLKESTONE USE

OTHER INFORMATION

This Market Submission conforms to LMP Principles.

Aon USE ONLY

XIS02190366

[redacted]

FH7E00766 BB

100.0000000	456,002.00	
100.0000000	456,002.00	

61242*16-08-2006 01

[redacted]

FH7E00767 TRIEA 7T

100.0000000	24,000.00	
100.0000000	24,000.00	

61243*16-08-2006 02

[redacted]

DE-LINKED

PREMIUM WARRANTY

LPSO

POLICY NO: FB0604541	Lloyds Direct	823
RENEWING:		AON
ASSURED/REASSURED: FMR CORP.		
AON Aon Limited		
CLIENT:		

CLIENT BA CODE:	REINSURANCE NOS:
PPW DUE DATE:	
HERETO WRITTEN:	
TOTAL WRITTEN:	
INCEPTION DATE: 01 Jul 2006	ORIGINAL EXPIRY DATE: 01 Jul 2007
NO. OF SLIPS:	SIGNING %
SIGNING NOS & DATES: SIGNED DE-LINKED	

FOR X-CHANGING INS-SURE SERVICES CHATHAM USE

4688512T

LPSO 1 A.T.B

61201#17-08-2006 01

LPSO 2

SIGNED 29 AUG 2006

FOR X-CHANGING INS-SURE SERVICES FOLKESTONE USE

LPSO D.K.

OTHER INFORMATION

This Market Submission conforms to LMP Principles.

Aon USE ONLY

insuranceportal.xchanging.com

XIS02190371

Xchanging

LPSO A.T.B

FH7E00768 BB

CURRENCY USD	SIGNED LINE %	GROSS PREMIUM PREMIUM	TAX
TOTAL	100.0000000	104,500.00	
LLOYD'S	100.0000000	104,500.00	
ILU			
OTHER COMPANIES			

RATE OF EXCHANGE STG. EQUIV.

L.P.S.O. No AND DATE

61201*17-08-2006 01

LINES, SYNDS. ETC., AS SLIP ATTACHED

L.P.O. 208

LPSO

FH7E00769 TRIEA TT

CURRENCY USD	SIGNED LINE %	GROSS PREMIUM PREMIUM	TAX
TOTAL	100.0000000	1,045.00	
LLOYD'S	100.0000000	1,045.00	
ILU			
OTHER COMPANIES			

RATE OF EXCHANGE STG. EQUIV.

L.P.S.O. No AND DATE

61203*17-08-2006 02

LINES, SYNDS. ETC., AS SLIP ATTACHED

L.P.O. 208

CURRENCY USD	SIGNED LINE %	GROSS PREMIUM PREMIUM	TAX
TOTAL			
LLOYD'S			
ILU			
OTHER COMPANIES			

RATE OF EXCHANGE STG. EQUIV.

L.P.S.O. No AND DATE

LINES, SYNDS. ETC., AS SLIP ATTACHED

L.P.O. 208

LP A.T

CURRENCY USD	SIGNED LINE %	GROSS PREMIUM PREMIUM	TAX
TOTAL			
LLOYD'S			
ILU			
OTHER COMPANIES			

RATE OF EXCHANGE STG. EQUIV.

L.P.S.O. No AND DATE

LINES, SYNDS. ETC., AS SLIP ATTACHED

L.P.O. 208

CURRENCY USD	SIGNED LINE %	GROSS PREMIUM PREMIUM	TAX
TOTAL			
LLOYD'S			
ILU			
OTHER COMPANIES			

RATE OF EXCHANGE STG. EQUIV.

L.P.S.O. No AND DATE

LINES, SYNDS. ETC., AS SLIP ATTACHED

L.P.O. 208

CURRENCY USD	SIGNED LINE %	GROSS PREMIUM PREMIUM	TAX
TOTAL			
LLOYD'S			
ILU			
OTHER COMPANIES			

RATE OF EXCHANGE STG. EQUIV.

L.P.S.O. No AND DATE

LINES, SYNDS. ETC., AS SLIP ATTACHED

L.P.O. 208

DE-LINKED

PREMIUM WARRANTY

LPSO 823 AON

Lloyds Direct

POLICY NO: FB0604542	
RENEWING:	
ASSURED/REASSURED: FMR CORP.	
AON Aon Limited	
CLIENT:	
CLIENT BA CODE:	REINSURANCE NOS:
PPW DUE DATE:	
HERETO WRITTEN:	
TOTAL WRITTEN:	
INCEPTION DATE: 01 Jul 2006	ORIGINAL EXPIRY DATE: 01 Jul 2007
NO. OF SLIPS:	SIGNING %
SIGNING NOS & DATES: SIGNED DE-LINKED	

FOR X-CHANGING INS-SURE SERVICES CHATHAM USE

4688558J

LPSO ① A.T.B USC1

61143*17-08-2006 01

61144*17-08-2006 02

LPSO P.J.

FOR X-CHANGING INS-SURE SERVICES FOLKESTONE USE

SIGNED 05 SEP 2006

OTHER INFORMATION

This Market Submission conforms to LMP Principles.

Aon USE ONLY

XIS 02205766

LPSO ATR

FH7E00770 BB

USD

100.0000000	119,999.88	
100.0000000	119,999.88	

LPSO ATR

FH7E00771 TRIEA 7T

USD

100.0000000	6,000.12	
100.0000000	6,000.12	

USD

USD

LPSO AT.E

USD

USD

LPO208

ST PAUL TRAVELERS

Financial and Professional Services
485 Lexington Avenue
New York, NY 10017

Phone: 917.778.6162
Fax: 917.778.7014
E-Mail: RFachet@stpaultravelers.com

September 18, 2006

Ms. Hilda Batile
Aon Risk Services
55 East 52nd Street
NY, NY 10055

Re: All Fidelity Funds
#490PB1192
#490PB1196

Dear Hilda:

Please allow this to confirm receipt of premium with regard to the referenced bonds above. Please do not hesitate to contact me at (917) 778-6162 if you have any questions or concerns.

Sincerely,

Richard Fachet
Managing Director
St. Paul Travelers Insurance Company



Ferdinand Lim <ferdinand.lim@zurichna.com>

09/19/2006 03:16 PM

To: hilda_batlle@aon.com
cc: Jaime Hecht <jaime.hecht@zurichna.com>
Subject: Fw: All Fidelity Funds

Hello Hilda,
Two policies for All Fidelity Funds have been paid up to date.

If you have any more question, Pleas call me.

Thank you,

Ferds Lim
Diversified Financial Institutions
Zurich North America
One Liberty Plaza, 30th Floor
New York, NY 10006
Tel. # (212) 553-5487
Fax # (212) 225-7032

----- Forwarded by Ferdinand Lim/ZI/USA/Zurich on 09/19/2006 03:14 PM -----

Ron Dohl
09/19/2006 01:14 PM

To: Ferdinand Lim/ZI/USA/Zurich@Zurich
cc:
Subject: Re: All Fidelity Funds(Document link: Ferdinand Lim)

These both have been paid...........Ron

Regards:

Ron Dohl
Collections & Receivable Management
Zurich North America
1400 North American Lane
Schaumburg, IL 60173
Phone 847-605-4295 : Fax 847-240-8050

Ferdinand Lim
09/19/2006 10:20 AM

To: Ron Dohl/ZI/USA/Zurich@Zurich
cc:
Subject: All Fidelity Funds

Hi Ron,

Please provide me with the confirmation of payment for the following (as the broker requested to provide the SCC)

All Fidelity Funds Gross	EOC 5975134 03	Eff. 07/01/2006	$163,857.00
All Fidelity Funds Gross	EOC 9675294 00	Eff. 07/01/2006	$46,143.00

Hope to get an answer today.

Thank you,

Ferds Lim
Diversified Financial Institutions
Zurich North America
One Liberty Plaza, 30th Floor
New York, NY 10006
Tel. # (212) 553-5487
Fax # (212) 225-7032